Exhibit 99.1

REGULATED INFORMATION

November 19, 2024, 7:00am CET / 1:00am ET

NYXOAH SA

(Euronext Brussels/Nasdaq: NYXH)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(hereinafter the “Company”)

Invitation to attend the special shareholders’ meeting of the Company to be held on December 19, 2024

The board of directors of the Company is pleased to invite its securities holders to attend the special shareholders' meeting of the Company, to be held on Thursday, December 19, 2024 at 3:00 p.m. CET at the Company's seat, or at such other place as will be indicated prior to such time.

The Company will also set up a video conference to allow holders of securities of the Company who have duly registered for the special shareholders’ meeting to follow the meeting remotely and ask questions, as the case may be in writing, during the meeting. The modalities to attend the meeting via video conference will be communicated to the relevant securities holders in due time. The videoconference will not qualify as an electronic communication tool to attend and vote at the special shareholders’ meeting as referred to in Article 7:137 of the Belgian Code of Companies and Associations, but will be an extra facility for securities holders to follow the special shareholders’ meeting. Holders of securities wishing to attend the special shareholders’ meeting via video conference and also validly vote on the items on the agenda, are invited to exercise their voting rights prior to the special shareholders’ meeting by following the rules set out in this convening notice, either by voting remotely by mail, or by giving a proxy to a representative of the Company.

In order to facilitate the keeping of the attendance list on the day of the special shareholders' meeting, the holders of securities issued by the Company and their representatives are invited to register as from 2:45 p.m. CET.

Agenda of the SPECIAL shareholders’ meeting

1.	Approval of all relevant clauses in the EIB Agreements in accordance with Article 7:151 of the Belgian Code of Companies and Associations

As announced on 3 July 2024, the Company has entered into a loan facility agreement (the “Loan Agreement”) and a synthetic warrant agreement (the “Warrant Agreement”) with the European Investment Bank (the “EIB”) (the Loan Agreement and Warrant Agreement, together the “EIB Agreements”).

In summary, article 4.7.2 of the Loan Agreement provides among others that the Company shall promptly inform the EIB if a Change-of-Control Event has occurred or is likely to occur. In such case, the Company shall, on request of the EIB, consult with the EIB as to the impact of such event. If 30 days have passed since the date of such request and the EIB is of the opinion that the effects of such event cannot be mitigated to its satisfaction, or in any event if a Change-of-Control Event has actually occurred, the EIB may by notice to the Company, cancel the undisbursed portion of the credit and/or demand prepayment of the amounts disbursed from time to time by the EIB under the Loan Agreement that remain outstanding, together with accrued interest and all other amounts accrued or outstanding. In this context, a “Change-of-Control Event” means (a) any person or group of persons acting in concert gaining Control of the Company or of any entity directly or ultimately Controlling the Company; or (b) the Company being delisted from both Euronext Brussels and Nasdaq, and “Control” or “Controlling” means the power to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise and, for the avoidance of doubt, owning more than 50% (fifty per cent.) of the shares of an entity would constitute Control.

In summary, article 5 of the Warrant Agreement provides among others that upon the occurrence of a Trigger Event, the EIB shall be entitled to exercise its warrant rights relating to the relevant tranche as from the moment of immediate notification by the Company in writing about the occurrence of a Trigger Event. In this context, a “Trigger Event” means, among others, a Prepayment Event, whereby in accordance with Article 4.7.2 of the Loan Agreement a Change-of-Control Event (as defined in the Loan Agreement and as further described above) shall be considered a Prepayment Event.

Proposed decision: The shareholders' meeting takes note of, approves and ratifies, insofar as required and applicable, in accordance with Article 7:151 of the Belgian Code of Companies and Associations, Article 4.7.2 of the Loan Agreement and Article 5 of the Warrant Agreement and any other provisions in the EIB Agreements which fall or could be considered to fall within the scope of Article 7:151 of the Belgian Code of Companies and Associations (relating to the granting of rights to third parties which significantly affect the Company's assets or give rise to a substantial debt or commitment on its behalf, when the exercise of these rights is subject to the launch of a public takeover bid on the shares of the Company or to a change in the control exercised over it). The shareholders' meeting also grants a special power of attorney to each director of the Company and the General Counsel of the Company (each a "Proxy Holder" for the purposes of this resolution), each Proxy Holder acting individually and with the right of substitution, to complete the formalities required by Article 7:151 of the Belgian Code of Companies and Associations with regard to this resolution, including, but not limited to, the execution of all documents and forms required for the publication of this resolution in the Annexes to the Belgian Official Gazette.

Admission formalities and participation in the special shareholders’ meeting

In order to attend the special shareholders’ meeting on December 19, 2024, the holders of shares and subscription rights are requested to comply with articles 26 and 27 of the Company’s articles of association and the following formalities.

The holders of subscription rights issued by the Company can, in accordance with Article 7:135 of the Belgian Code of Companies and Associations, attend the special shareholders’ meeting with a consultative vote.

In order to be able to participate in the special shareholders' meeting, a holder of securities issued by the Company must satisfy two conditions: (a) be registered as holder of such securities on the registration date and (b) notify the Company, as described below.

Registration date

The registration date is December 5, 2024 at midnight (Belgian time). Only persons registered as securities holders on that date and time will be entitled to attend and (if they are shareholders) vote at the meeting. The number of securities held by the securities holder on the day of the meeting will not be taken into account.

-	Holders of registered shares or subscription rights must be registered in the Company's share register or subscription rights register, as the case may be, by midnight (Belgian time) on December 5, 2024.

-	Holders of dematerialized shares must deliver, or have delivered, to the Company, at the latest on December 13, 2024 at midnight (Belgian time), a certificate issued by the authorized account holder or by the settlement institution certifying the number of dematerialized shares registered in the name of the shareholder in its accounts on the registration date, for which the shareholder has declared his intention to participate in the meeting. This certificate must be sent to the Company by e-mail to shareholders@nyxoah.com.

Intention to participate in the meeting

The securities holders must inform the board of directors of the Company by e-mail to shareholders@nyxoah.com no later than December 13, 2024, of their intention to participate in the meeting, indicate the number of securities for which they intend to vote, and, for holders of dematerialized shares, present proof of their registration as a shareholder on the registration date.

In order to attend the meeting, securities holders and proxy holders must prove their identity and representatives of legal entities must submit documents establishing their identity and their power of representation, at the latest immediately before the start of the meeting.

Voting by proxy or by mail

Shareholders can exercise their voting rights prior to the meeting either (i) by voting by mail or (ii) by giving a proxy to a representative of the Company.

If shareholders vote by proxy, the proxy holder will be a representative of the Company. This proxy holder may only exercise the voting right in accordance with the voting instructions contained in the proxy.

The proxy voting form and the form for voting by mail approved by the Company must be used for this purpose. These forms can be downloaded from the Company’s website (https://investors.nyxoah.com/shareholder-information > Shareholders' Meetings).

If shareholders vote by proxy or by mail, they must, in addition to the above formalities, send by e-mail to shareholders@nyxoah.com a duly completed and signed proxy voting form or form for voting by mail. These documents must reach the Company no later than December 13, 2024.

Note that the proxy voting forms and the forms for voting by mail may be signed by using an electronic signature as provided for in Article 7:143 § 2 of the Belgian Code of Companies and Associations.

Participation in the virtual shareholders’ meeting

Securities holders wishing to participate remotely, virtually and in real time, to the Company's special shareholders’ meeting are required to confirm their participation and communicate their e-mail address to the Company by December 13, 2024 at the latest by e-mail to shareholders@nyxoah.com.

A few days before the special shareholders’ meeting, securities holders who have completed this formality will receive by e-mail (at the address they will have communicated to the Company) a link, and as the case may be a user name and a password, enabling them to follow and participate in the special shareholders’ meeting via their computer, tablet or smartphone.

Just before the start of the special shareholders’ meeting, the securities holders will have to click on the link that will have been previously communicated to them by e-mail, and as the case may be enter their user name and password, in order to join the virtual special shareholders’ meeting.

Securities holders attending the virtual special shareholders’ meeting will have the opportunity to view the live broadcast of the meeting in real time and to ask questions to the directors, as the case may be in writing, during the meeting regarding the items on the agenda.

New agenda items, proposed decisions and right to ask questions

Shareholders holding at least 3% of the capital who wish to request the inclusion of new items on the agenda or to submit proposals for decision must, in addition to the above formalities, establish on the date of their request proof of ownership of the required participation in the capital and send the text of the agenda items and the proposed decisions by e-mail to shareholders@nyxoah.com no later than November 27, 2024. The request must also mention the e-mail address to which the Company will send the confirmation of receipt of the request.

The case being, the revised agenda will be published no later than December 4, 2024.

Shareholders who wish to do so may send any questions they may have to the Company, relating solely to the agenda of the special shareholders’ meeting, by e-mail to shareholders@nyxoah.com, no later than December 13, 2024. The answers to these questions will be provided during the special shareholders’ meeting in accordance with applicable law.

Documentation

All documents concerning the special shareholders’ meeting that are required by law to be made available, as well as the total number of shares and voting rights outstanding, are available on the Company's website on: https://investors.nyxoah.com/shareholder-information. The documents are also available at the seat of the Company and can only be consulted by appointment made by e-mail (shareholders@nyxoah.com). Shareholders may also obtain a hard copy of these documents free of charge by sending an e-mail to shareholders@nyxoah.com.

The aforementioned formalities, as well as the instructions on the Company's website and on the proxy voting forms and forms for voting by mail must be strictly observed.

Various

Quorum: There is no particular quorum requirement for the deliberation and voting of the decisions proposed in the agenda of the special shareholders' meeting.

Voting: Each share entitles the holder to one vote.

Majority: In accordance with applicable law, the decisions proposed in the agenda of the special shareholders’ meeting will be adopted if they are approved by a simple majority of the votes validly cast by the shareholders present or represented at the special shareholders’ meeting.

Personal data: The Company is responsible for the processing of personal data that it receives or collects from holders of securities issued by the Company and agents in connection with the Company’s special shareholders’ meeting.

The processing of such data will be carried out for the purpose of organizing and holding the special shareholders' meeting, including convening, registration, attendance and voting, as well as maintaining lists or registers of securities holders and for purposes of analysis of the Company’s securities holders’ base.

The data includes, but is not limited to, the following: identification data, the number and nature of a holder's securities issued by the Company, proxies and voting instructions. This information may also be transferred to third parties for the purpose of assisting or servicing the Company in connection with the foregoing.

The processing of such data will be carried out, mutatis mutandis, in accordance with the Company's privacy notice available on the Company's website: https://www.nyxoah.com/privacy-notice-nyxoah.

The Company draws the attention of holders of securities issued by the Company and agents to the description of the rights they may have as data subjects, such as, inter alia, the right of inspection, the right to rectify and the right to object to processing, which are set out in the section entitled “What rights can you exercise?” of the aforementioned privacy notice.

All this is without prejudice to the applicable rules on registration, use of information and participation in shareholders’ meetings in order to exercise your rights as a data subject. For any other information relating to the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at privacy@nyxoah.com.

The board of directors